UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION

OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-50922

STARCORE INTERNATIONAL MINES LTD.

(Exact name of registrant as specified in its charter)

Suite 750 – 580 Hornby Street, Vancouver,

B.C., Canada V6C 3B6

Telephone: (+1) (604) 602-4935

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares (without par value)

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) (for equity securities)	☒	Rule 12h-6(d) (for successor registrants)	☐

Rule 12h-6(c) (for debt securities)	☐	Rule 12h-6(i) (for prior Form 15 filers)	☐

Part I

Item 1: Exchange Act Reporting History

A.

Starcore International Mines Ltd. (“Starcore”) first became subject to the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) when it filed a registration statement on Form 20-F on August 31, 2004 (Registration No. 000-50922) under a previous name, Starcore International Ventures Ltd with the Securities and Exchange Commission (“SEC” or “Commission”).

B.

Starcore has filed with the Commission all reports required under Section 13(a) or 15 (d) of the Exchange Act in the 12 months preceding the filing of this Form 15F, including at least one (1) annual report under Section 13(a) of the Exchange Act.

Item 2: Recent United States Market Activity

Starcore has never sold securities in the United States pursuant to a registered offering.

Item 3: Foreign Listing and Primary Trading Market

A.

The primary trading market for Starcore’s common shares is the Toronto Stock Exchange (“TSX”), located in Toronto, Ontario, Canada. The symbol for its common shares on the TSX is “SAM”. The TSX constitutes the primary trading market for Starcore’s common shares. Starcore’s common shares were quoted on the OTCQB Venture Market until delisting on the same date of this Form 15 F.

B.

Starcore’s common shares have been listed on the TSX since July 11, 2007, previously the shares were listed on the TSX Venture Exchange. Starcore has maintained a listing of its common shares on the TSX-V for at least the 12 months preceding the filing of this Form 15F.

C.	During the recent 12-month period beginning March 21, 2022 and ending March 20, 2023 trading on the TSX in Canada constituted 80.5% of the trading of the Company’s common shares.

Item 4: Comparative Trading Volume Data

Not applicable.

Item 5: Alternative Record Holder Information

As of March 20, 2023, Starcore had 95 shareholders that were United States residents. Starcore relied on information provided by its transfer agent, Computershare, to determine the number of U.S. holders.

Item 6: Debt Securities

Not applicable.

Item 7: Notice Requirement

A.

Starcore published a notice, as required by Rule 12h-6(h) under the Exchange Act, disclosing its intent to terminate its duty to file reports under section 13(a) and section 15(d) of the Exchange Act on March 31, 2023.

B.	The notice was disseminated in the United States by NewsFile. In addition, the notice is attached as Exhibit 10.1 to this Form 15F.

Item 8: Prior Form 15 Filers

Not applicable.

Part II

Item 9: Rule 12g3-2(b) Exemption

Current information on Starcore as required under Rule 12g3-2(b)(1)(iii) will continue to be available on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com and on its website at https://starcore.com/en/news/.All such disclosure is in English.

Part III

Item 10: Exhibits

Exhibit 10.1 Notice by way of news release dated March  31, 2023 pursuant to Rule 12h-6(h) under the Exchange Act.

Item 11: Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

1.

The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

2.	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

3.	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Starcore International Mines Ltd. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Starcore International Mines Ltd. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Date: March 31, 2023.

STARCORE INTERNATIONAL MINES LTD.

BY:	/s/ “Robert Eadie”
Robert Eadie Chief Executive Officer